

June 2, 2025

Eduardo Couto
Chief Financial Officer
Eve Holding, Inc.
1400 General Aviation Drive
Melbourne, Florida 32925

> **Re: Eve Holding, Inc.**
> **Draft Registration Statement on Form S-3**
> **File No. 377-08000**
> **Filed May 12, 2025**

Dear Eduardo Couto:

We have conducted a limited review of your draft registration statement and have the following comment(s).

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3

General

1. It appears that you seek the register the primary offering of common stock that will be issuable upon conversion of debt that is not yet outstanding. Please explain how you are eligible to use Form S-3 for this aspect of your transaction in light of the requirement in General Instruction I.B.4 that the convertible security be outstanding at the time of registration.

2. Please explain why the resale transaction of shares held by Embraer Aircraft Holding, Inc. should not be designated as an indirect primary offering by or behalf of the registrant. Refer generally to Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

June 2, 2025
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at 202-551-36012 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing